SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

ELETROBRAS ANNOUNCES THE CLOSING OF THE PUBLIC OFFERING OF COMMON SHARES

Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market that on the date hereof it closed its public offering of (i) 732,296,868 common shares issued by the Company (“Shares”), including in the form of American Depositary Shares (“ADS”), evidenced by American Depositary Receipts; and (ii) 69,801,516 Shares held by the selling shareholder BNDES Participações S.A. – BNDESPAR (the “Selling Shareholder”), at the price of R$42.00 per Share, resulting in an aggregate sale price of R$33,688,132,128.00 (the “Global Offering”). The ADSs were offered and sold to the public at a price of U.S.$8.63 per ADS (including an ADS issuance fee of U.S.$0.05 per ADS).

The Global Offering consisted of an international offering outside Brazil and a concurrent public offering in Brazil. The international offering included a registered offering of ADSs in the United States with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “International Offering”). The Shares were offered directly and as ADS, each of which represented one common share.

The primary offering consisted of the distribution of new Shares, including in the form of ADSs, issued by the Company. The secondary offering consisted of the distribution of Shares held by the Selling Shareholder, in the relative proportion indicated in the definitive prospectus of the Global Offering.

Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC served as international underwriters with respect to the International Offering of the ADSs.

BTG Pactual US Capital, LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., XP Investments US, LLC, Bradesco Securities, Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Inc. and Safra Securities LLC acted as international placement agents with respect to the International Offering of Shares (not in the form of ADSs) sold outside Brazil on behalf of the Brazilian underwriters (except for Caixa Econômica Federal).

Rio de Janeiro, July 5, 2022.

/s/ Elvira Cavalcanti Presta
Elvira Cavalcanti Presta

CFO and Investor Relations Officer